UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Manual for Participation in

Shareholders’ Meetings

Ordinary and Extraordinary Shareholders’ Meeting

CPFL Energia S.A.

April 12th, 2012

Contents

1. Message from the Chairman of the Board of Directors

2. Message from the Chief Executive Officer

3. Guidelines for Participation in the Shareholders’ Meetings

3.1. Shareholders attending the Meeting

3.2. Shareholders represented by proxies

3.3. Holders of ADR’s

3.4. Support Documents/Links

4. Standard Power of Attorney

5. Call Notice

6. Documents and Information on the Matters to be Examined and Discussed at the Shareholders’ Meetings:

6.1 – Matters for deliberation at the Ordinary Shareholders’ Meeting

a. Approve the Company’s Financial Statements of the fiscal year ended December 31, 2011

b. Approve proposal of allocation of the net profit of the fiscal year of 2011 and dividends distribution

         c. Appoint the members and alternate members of the Board of Directors

         d. Appoint the members and alternate members of the Fiscal Council

         e. Establish the compensation of the Company’s Management

         f. Establish the compensation of the Fiscal Council’s members

6.2.    Matters for deliberation at the Extraordinary Shareholders’ Meeting

Ratify, pursuant to Article 256 of Law No. 6,404/76, (i) the transaction for the acquisition of all quotas representing 100% (one hundred percent) of the voting and total capital of Jantus SL, as per the terms of the sale and purchase agreement denominated Agreement for the Sale and Purchase of Jantus SL, executed on April 7th, 2011, by the controlled company CPFL Comercialização Brasil S.A., and later assigned to CPFL Energias Renováveis S.A. on September 21st, 2011; and (ii) (1) the hiring of the specialized company Apsis Consultoria Empresarial Ltda. to prepare, as per the provisions of Article 256, item II of Law No. 6,404/76, Jantus SL’s appraisal report, and; (2) the appraisal report of Jantus SL, prepared by Apsis, based on Jantus SL’s equity on November 30th, 2011 in order to determine the amounts set forth in Article 256, Item II of Law No. 6,404/76, and that, based on the appraisal report the ratification of the above mentioned acquisition will not entail withdrawal rights to the Company’s shareholders that might be dissident in the deliberation, pursuant to Article 256, paragraph 2 of Law No. 6,404/76.

1. Message from the Chairman of the Board of Directors

Dear shareholder,

In line with the corporate governance practices adopted by the Company, based on the principles of transparency, equity, presentation of accounts and corporate responsibility, we invite you to attend to the Ordinary and Extraordinary Shareholders’ Meetings, to be held on April 12, 2012, at 10:00 am, at our head office, at Rua Gomes de Carvalho, 1510, 14th floor, suite 142, in the City of São Paulo, State of São Paulo.

This is an important moment to clarify any doubts, know the results reached by CPFL Energia, and, above all, exercise your voting right, actively participating in the decisions related to relevant matters of the Company.

The matters to be discussed in the Ordinary Shareholders’ Meeting are: examine and discuss the Company’s financial statements related to the fiscal year ended on December 2011, approve the proposals for allocation of the net profits and dividend distribution, appoint the effective members and alternate members for the Board of Directors and Fiscal Council, and establish the Management’s and Fiscal Council compensation.

In Extraordinary Shareholders’ Meeting, the Management proposes the ratification of acquisition of Jantus SL, by the Company’s controlled company, CPFL Energias Renováveis S.A., that was concluded on December 19, 2011.

Expecting that this manual contributes for your decision to be based on transparent and objective information, we reaffirm the importance of your attendance to the Meetings and we are counting with your attendance.

Cordially,

Murilo Passos

Chairman of the Board of Directors

2. Message from the Chief Executive Officer

Dear shareholder,

This manual has the purpose to guide you in your participation at the Ordinary and Extraordinary Shareholders’ Meetings of April 12, providing clear information on the Management’s proposals.

One of the matters that we will discuss is the result reached by the Company, which reaffirms our strategy of increasing participation within the Brazilian power market, in all segments in which we act, with efficiency and quality differentials. In 2011, we witnessed the organization of CPFL Renováveis, and followed the adjustments in the management structure, which culminated in the implementation of a new organizational structure for all companies of CPFL group.

I also stress the acquisition of Jantus SL. Such acquisition is an important milestone for strengthening our position within the renewable power segment, since its subsidiaries SIIF Brasil and SIIF Desenvolvimento hold  (four) wind farms in operation in the State of Ceará, with an installed capacity of 210 MW, in addition to a portfolio of 732 MW in projects, of which 412 MW are certified and eligible for participation in future power auctions.

We remind you that you may appoint a legal representative to represent and vote on your behalf, in the event you are unable to attend the Meetings, in accordance with the instructions provided herein.

We thank you for the trust placed on CPFL Energia’s Management and reaffirm our commitment with transparency, ethic and responsibility in conducting our business.

Wilson Ferreira Jr.

Chief Executive Officer

  Guidelines for Participation in the General Shareholders’ Meetings

Shareholders may attend the Shareholders’ Meetings at the Company’s head office on the date of the meetings and personally cast their votes or, if they are unable to attend, they may grant a proxy, observing the following rules of legitimacy and representation:

3.1.    Attending Shareholder:

A shareholder wishing to attend the Shareholders’ Meetings should present himself/herself, a few minutes prior to the time mentioned in the Call Notice (i.e., 10h00 am), with the following documents:

(i)             individuals – identification document;

(ii)            legal entities – identification document of the legal representative of the shareholder, duly accompanied by a certified copy of the incorporation documents of the legal entity, as well as the corporate document which elected the legal representative of the legal entity (minutes of the meeting which elected the board of officers); and

(iii)           legal entity organized in the form of Investment Fund – identification document of the legal representative of the Fund manager of the Investment Fund (or Portfolio Manager of the fund, as the case may be), duly accompanied by a certified copy of the Bylaws of the Investment Fund, or the Bylaws or Articles of Organization of its Fund manager (or Portfolio Manager), jointly with the corporate document which elected the legal representative.

3.2.    Shareholder represented by proxy:

A shareholder who is unable to attend the Shareholders’ Meetings may be represented by an attorney in fact appointed less than one (1) year prior to the Shareholders’ Meetings, in accordance with the provisions of Paragraph 1 of Article 126 of Law No. 6,404/76 (“Brazilian Corporate Law”).

Powers of attorney, pursuant to paragraph 1 of Article 126 of Law No. 6,404/76, may only be granted to persons who fulfill at least one of the following requirements: (i) be a shareholder or manager of CPFL Energia, (ii) be an attorney, or (iii) be a financial institution.

Article 12 of the Company’s Bylaws requires that the representation documents below described be deposited at CPFL Energia’s head office until 10:00 am of the day before the Shareholders’ Meetings (meaning 10:00 am of April 11).

Representation documents:

▪    Proxy instrument (Power of Attorney), with special powers for representation in CPFL Energia’s Shareholders’ Meetings;

▪    Proof of ownership of shares issued by CPFL Energia, issued by the depositary institution and/or custodian agent and Shareholders’ Meetings, and is not intended to pose any kind of impediment to his/her participation.

▪    Bylaws or Articles of Organization and minutes with the election of the Officers, if the shareholder is a legal entity.

The request for the previous deposit of the power of attorney by the shareholder who wish to be represented by legally appointed attorneys aims to merely assist in the preparation works of the In the exclusive interest of its shareholders and in order to facilitate their representation in the Shareholders’ Meetings, the Company provides in this Manual a standard power of attorney, by means of which shareholders may appoint a Company collaborator, whose details are shown below, to represent them, at no cost, and strictly in accordance with the powers granted:

MICHELE DE OLIVEIRA ENDLER VIRGILIO, Brazilian, married, lawyer, bearer of the Identity Card RG n° 53.709.142-7 (SSP/SP), enrolled with OAB/RS under No. 69.663 and with CPF/MF under No.944.609.140-34, resident and domiciled in the city of São Paulo, State of São Paulo, with office at Rua Gomes de Carvalho, nº 1.510, 14º andar, conjunto 142.

Please note that powers of attorney issued abroad should be notarized by a Public Notary duly qualified for such purpose and should also be legalized by a Brazilian Consulate and translated into Portuguese by a sworn translator.

The proxy documents should be sent to the head office of CPFL Energia, located at Rua Gomes de Carvalho, 1,510, 14th floor, suite 142, Vila Olímpia, Zip Code 04547-005, São Paulo/SP, c/o Board of Directors Advisory Department.

3.3.    Holders of ADR’s:

The custodial financial institution for the Company’s American Depositary Receipts (“ADRs”) in the United States of America is DEUTSCHE BANK TRUST COMPANY AMERICAS (“DEUTSCHE”).

DEUTSCHE will send the voting cards (“proxies”) to the holders of ADRs, to enable them to exercise their voting rights and will be represented at the Shareholders’ Meetings by its representative in Brazil, BANCO BRADESCO S.A.

We remind you that our Investor Relations Department is at your disposal to provide any further information you may require in relation to the procedures, timeframes and information relating to the Shareholders’ Meetings through the following communication channels:

E-mail Address: ri@cpfl.com.br

Contact by Phone: + 55 19 3756 6083

 3.4 – Support Documents/Links

The underlined words in item 6 (Documents and Information on the Matters to be Examined and Discussed at the Shareholders’ Meetings) in this Manual refer to specific files that are attached in an online version of the Manual, on the Company’s website and in the following internet addresses: www.cpfl.com.br or www.cpfl.com.br/ir.

  Standard Power of Attorney

Power of Attorney

By means of this power of attorney,

[SHAREHOLDER], [NATIONALITY], [MARITAL STATUS], [PROFESSION], bearer of identity document RG nr. [•], enrolled with the Individual Taxpayers Registry CPF/MF under nr. [•], resident and domiciled in the city of [•], State of [•], at Rua [•], [NUMBER], [ADDITIONAL DETAILS], [ZIP CODE] (“Grantor”),

or

[SHAREHOLDER], enrolled with the General Taxpayers’ Registry - CNPJ/MF under nr. [•], with head office in the city of [•], State of [•], at Rua [•], [NUMBER], [ADDITIONAL DETAILS], [ZIP CODE], herein represented by its legal representative (“Grantor”),

Appoints and retains as his/her/its Attorney-in-fact Mr. [NAME], [NATIONALITY], [MARITAL STATUS], [PROFESSION], bearer of identity document - RG nr. [•], enrolled with the CPF/MF under nr. [•], resident and domiciled in the city of [•], State of [•], at Rua [•], [NUMBER], [ADDITIONAL DETAILS], [ZIP CODE)] (“Attorney-in-fact”),

To represent him/her/it, as a shareholder of CPFL ENERGIA S.A. (“Company”), in the Ordinary and Extraordinary Shareholders’ Meetings to be held at the first call on April 12th, 2012, at 10:00 am, and, if necessary, at the second call at a date to be advised in due course, at the Company’s head office, located at Rua Gomes de Carvalho, nr. 1,510, 14th floor, suite 142, in the city of São Paulo, State of São Paulo, being authorized to examine, discuss, present justification and vote in the name of the Grantor, in accordance with the instructions set forth below, on the matters on the Agenda.

For the purposes of granting this power of attorney, the powers of the Attorney-in-fact are limited to attending the Shareholders’ Meetings and exercising the vote in accordance with the following voting instructions, not being entitled or obliged to take any measures other than those required to comply with this power of attorney. The Attorney-in-fact is authorized to abstain from any decision or matters on which he has not received, at his discretion, sufficiently specific voting instructions.

Agenda:
I. At the Ordinary Shareholders’ Meeting

a. Examine the Officers’ accounts, examine, discuss and vote on the Company’s Financial Statements, the Independent Auditors Opinion and Fiscal Council Opinion relative to the fiscal year ended 12/31/2011.

For ( )	Against ( )	Abstain ( )
Justification of Vote:

b. Approve the proposal for allocation of the net profit of the fiscal year of 2011 and dividend distribution.
For ( )	Against ( )	Abstain ( )
Justification of Vote:

c. Appoint the members and alternate members of the Board of Directors.
For ( )	Against ( )	Abstain ( )
Justification of Vote:

d. Appoint the members and alternate members of the Fiscal Council.
For ( )	Against ( )	Abstain ( )
Justification of Vote:

e. Establish the compensation of the Company’s Management.
For ( )	Against ( )	Abstain ( )
Justification of Vote:

f. Establish the compensation of the members of the Fiscal Council.
For ( )	Against ( )	Abstain ( )
Justification of Vote:
II. At the Extraordinary Shareholders’ Meeting
Ratify, pursuant to Article 256 of Law No. 6,404/76:

(i) the acquisition of all the quotas representing the corporate capital of Jantus SL’s by the controlled company CPFL Energias Renováveis S.A., according to the terms of the sale and purchase agreement denominated Agreement for the Sale and Purchase of Jantus SL, executed on April 7th, 2011, by the Company, through its controlled company CPFL Comercialização Brasil S.A., and later assigned to CPFL Energias Renováveis S.A. on September 21st. 2011; and

For ( )	Against ( )	Abstain ( )
Justification of Vote:

(ii) (1) the hiring of specialized company Apsis Consultoria Empresarial Ltda. in order to prepare, as required under Art. 256, item II, of Law No. 6,404/76, the appraisal report of Jantus SL, and (2) the appraisal report of Jantus SL, prepared by the specialized company Apsis Consultoria Empresarial Ltda., based on Jantus SL’s equity on November 30th, 2011, in order to determine the amounts set forth in Article 256, item II of Law No. 6,404/76, and that, based on the appraisal report the ratification of the above mentioned acquisition will not entail withdrawal rights to the Company’s shareholders that might be dissident in the deliberation, pursuant to Article 256, paragraph 2 of Law No. 6,404/76:

For ( )	Against ( )	Abstain ( )
Justification of Vote:

The term of validity of this power of attorney is 1 (one) month, as from this date.

São Paulo, [●] [●], 2012

Principal

P/p: [●](certified signature)

Position:[•]

5.     Call Notice

CPFL ENERGIA S.A.

Publicly-held corporation

CNPJ/MF 02.429.144/0001- 93 - NIRE 35.300.186.133

EXTRAORDINARY AND ORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

The Shareholders of CPFL Energia S.A. (the “Company”) are hereby called, in accordance with the provisions of Article 124 of the Brazilian Law No. 6,404/76, to convene in an Ordinary and Extraordinary Shareholders’ Meeting (“AGO/E”) to be held on April 12, 2012, at 10:00 am, at the head office of the Company, located at Rua Gomes de Carvalho, 1510, 14th floor, suite 142, in the city of São Paulo, State of São Paulo, for the purpose of deciding on the following Agenda:

I. ORDINARY SHAREHOLDERS’ MEETING

a) Examine the Managers accounts, examine, discuss and vote on the Company’s Financial Statements, the Independent Audit Report and the Audit Committee’s Report for the fiscal year ended in 12/31/2011;

b) Approve the proposal for the destination of the net profits ascertained during the fiscal year of 2011 and the dividend distribution;

c) Elect the primary and alternate members for the Board of Directors;

d) Elect the primary and alternate members for the Audit Committee;

e) Set the compensation of the Administration of the Company; and

f) Set the compensation of the members of the Audit Committee.

II. EXTRAORDINARY SHAREHOLDERS’ MEETING

Ratify, pursuant to Article 256 of Law No. 6,404/76, (i) the transaction for the acquisition of the totality of the quotas representing 100% (one hundred percent) of the voting and total capital of Jantus SL, under the sale and purchase agreement referred to as Agreement for the Sale and Purchase of Jantus SL, executed on April, 7th, 2011 by the Company’s subsidiary CPFL Comercialização Brasil S.A., and further assigned to CPFL Energias Renováveis S.A. on September, 21st, 2011; and (ii) (1) the hiring of a specialized company Apsis Consultoria Empresarial Ltda. to prepare, pursuant to item II of Article 256 of Law No. 6,404/76, the appraisal report of Jantus SL, and (2) the appraisal report of Jantus SL, prepared by the specialized company Apsis Consultoria Empresarial Ltda., based on the net worth of Jantus SL on November 30, 2011, for purposes of determination of the amounts provided in item II of Article 256 of Law No. 6,404/76, provided that, pursuant to the appraisal report the ratification of the transaction above mentioned shall not grant the right to dissenting shareholders to withdraw from the Company, in accordance to Article 256, paragraph 2 of Law No. 6,404/76.

General Instructions:

1. Shareholders owners of common shares issued by the Company may participate in the AGO/E by themselves, through their legal representatives or attorneys-in-fact, provided that the name of such shareholder is registered in the share registry book of the Company at the financial custodian institution of the shares of the Company – Banco do Brasil S.A. The shareholders, in accordance with the terms of Article 126 of Law No. 6,404/76 must observe the following procedures:

(a) The Company requests the shareholders who intend to be represented by an attorney-in-fact to deposit the power of attorney and of the required documents up to 24 hours before the time scheduled to hold the AGO/E, in accordance with the provisions of the current Article 12 of the Bylaws of the Company, to expedite the process for their identification. The shareholders who attend the AGO/E with the required documents will be able to attend the meeting and vote, notwithstanding the lack of prior deposit; and

(b) before the beginning of the AGO/E: (i) in case of individuals – identification document; (ii) in case of legal entities – identification document of the legal representative of the shareholder, duly accompanied by a certified copy or original of the organizational documents of the legal entity, as well as the corporate document which elected the legal representative of the company (minutes of the meeting which elected the officers); and (iii) in case of legal entity organized in the form of Investment Funds – identification document of the legal representative of the administrator of the Investment Fund (or manager of the fund, as the case may be), duly accompanied by a certified copy or original of the Bylaws of the Investment Fund, or the Bylaws or Articles of Organization of its administrator (or manager, as the case may be), jointly with the corporate document which elected the legal representative.

2. According to CVM Instruction No. 165/91, further amended by CVM Instruction No. 282/98, the minimum percentage of voting capital participation in order to require the adoption of a multiple vote procedure in electing the Board of Directors’ members is 5% (five percent), and this right shall be exercised by shareholders at least 48 hours before the AGO/E, pursuant to Article 141, paragraph 1, of Law No. 6,404/76.

3. The documents related to the matters to be decided on at the AGO/E, pursuant to Article 6 of CVM Instruction No. 481/09, are available to the shareholders of the Company, as of this date, at the head office of the Company, at its website (www.cpfl.com.br/ri), as well as at the website of the Comissão de Valores Mobiliários – CVM (www.cvm.gov.br).

São Paulo, March 13, 2012.

Murilo Passos

President of the Board of Directors

Call Notice for CPFL Energia S.A. Extraordinary Shareholders’ Meeting published in the Diário Oficial of the State of São Paulo and in the newspaper Valor Econômico, on days 13, 14 and 15 of March, 2012.

6.     Documents and Information on the Matters to be Examined and Discussed at the Shareholders’ Meetings

6.1.    Matters for  deliberation at  Ordinary Shareholders’ Meeting

According to Article 132 of the Brazilian Corporation Law, annually, in the 4 (four) first months following the end of the fiscal year, an Ordinary Shareholders’ Meeting (“AGO”) shall be held by the Company to discuss  the following matters:

  Examine the Management’s accounts, examine, discuss and vote on the financial statements of the fiscal year ended on December 31;

  Deliberate on the allocation of the net profit of the fiscal year and dividend distribution; and

  Appoint the members of the Board of Directors and the members of the Fiscal Council, as the case may be.

In order to comply with the referred legal provision, the Company’s Management published the Call Notice, three consecutive times, before the AGO date.

Although the term prior to the first call of the AGO by publicly-held companies is 15 (fifteen) days, pursuant to the law in force, the Company has been publishing its Call Notices with a longer term, due to the procedures necessary for manifestations of holders of the ADRs negotiated in the New York Stock Exchange (NYSE).

In accordance with the provisions of CVM Rule No. 481, of December 17, 2009, this Manual submits to the appreciation of the shareholders the Management Proposal of CPFL Energia, presenting the clarifications needed for each of the items that shall be deliberated, so that the shareholders may vote in a conscious and informed manner:

a. Approve the Company’s Financial Statements of the fiscal year ended 12/31/2011

The Management’s accounts are formalized by means of the Management’s Report and Financial Statements prepared by the Company’s Board.

The Management’s Report contains information related to several matters, such as the economic conjuncture, economic and financial and operational performance of the Company, the investments, the corporate governance practices, capital market, the corporate sustainability and responsibility, and the Balance Sheet.

The Financial Statements show the Company’s economic and financial situation, allowing shareholders to assess the net worth, liquidity indexes, profitability level and indebtedness level.

Pursuant to Article 176 of the Brazilian Corporation Law, the Company’s Financial Statement are comprised by the following nine documents:

  Management Report

  Balance Sheet

  Income Statement of the Fiscal Year

  Comprehensive Income Statement

  Net Worth Changes Statement

  Cash Flow Statement

  Added Value Statement

  Explanatory Note

  Independent Auditors Opinion

In accordance to Article 176, paragraph 4 of the Brazilian Corporation Law, the Financial Statements shall be supplemented by other analytical charts necessary to clarify the net worth and income of the fiscal year.

The Management’s Report and Financial Statements of CPFL Energia were approved by the Board of Officers and audited by the Independent Auditors - KPMG Auditores Independentes – prior to the Board of Directors’ approval, obtained at the 197th meeting of the referred body, held on March 7th, 2012, and to the issuance of the Fiscal Council’s opinion, thus being deemed as capable of being submitted to the Shareholders’ Meeting deliberation.

Pursuant to the law, the Management’s Report, the Financial Statements and the Independent Auditors and CPFL Energia Fiscal Council’s opinions, were published in the Diário Oficial do Estado de São Paulo and in the newspaper “Valor Econômico” on March 13, 2012, and are available at the Company’s head office and in the websites of the Bolsa de Valores Mercadorias e Futuros (BM&FBOVESPA), of the Comissão de Valores Mobiliários (CVM), of the Securities Exchange Commission (SEC) and of the Company (www.cpfl.com.br/ir)

It is important to mention that the Company’s Financial Statements (i) were prepared in accordance with the accounting practices provided for in corporate laws and the guidelines issued by the Accounting Pronouncements Committee (“CPC”) and approved by CVM, and (ii) consolidate power companies, thus being presented in accordance with the recommendations of specific laws applicable to concessionaires of power public service.

The Company also complies with the guidelines of the Accounting Manual of Power Sector and the Rules of the Power National Agency (“ANEEL”) when those do not conflict with the Brazilian accounting practices.

The Management Discussions and Analysis on CPFL Energia’s financial situation are made available, pursuant to Article 9, item III of CVM Rule No. 481/2009, and are an important source of information in order for the Shareholders to make a reflective analysis and consistent assessment of the Company’s performance.

Therefore, the Company’s Management advises the shareholders to examine thoroughly the documents related to the fiscal year ended on December 31, 2011, and, if necessary, to previously clarify any doubts, in order to deliberate on the approval of the Financial Statements and the Management’s Accounts of the fiscal year ended on December 31, 2011.

The Company makes available to the shareholders more information and clarifications in the Management’s Report and Financial Statements of the Fiscal Year of 2011 and in Annex I of the Management’s Proposal – Management Discussions and Analysis on the Company’s financial situation.

b. Approve the proposal for allocation of the net profit of the fiscal year of 2011 and dividend distribution

The net profit allocation consists in determining the installments that will be allocated to the legal and statutory reserves or will be distributed to shareholders as dividends, pursuant to Articles 27 to 33 of the Company’s Bylaws.

The Company has a Dividends’ Policy – available in its website (www.cpfl.com.br/ir) – which establishes that it will be distributed to the Shareholders, semiannually, at least 50% (fifty per cent) of the adjusted net profit, as dividends and/or interest on equity.

The Company’s net profit ascertained for the fiscal year ended on December 31st, 2011 was R$ 1,530,402,932.29 (one billion, five hundred and thirty million, four hundred and two thousand, nine hundred thirty-two Reais and twenty nine cents), plus R$47,329,302.94 (forty seven million, three hundred twenty nine thousand, three hundred and two Reais and ninety four cents) as realization of Comprehensive Income 1 and R$4,966,817.43 (four million, nine hundred sixty six thousand, eight hundred and seventeen Reais and forty three cents) regarding expired dividends, resulting in the allocation basis of R$ 1,582,699,052.66 (one billion, five hundred eighty two million, six hundred ninety nine thousand, fifty two Reais and sixty six cents).

1 Comprehensive Income (Asset Valuation Reserve): After the adoption of the new accounting rules in 2010 (IFRS), in the statements of some concessionaries the added value of its fixed assets started to be accounted, which resulted in an increase of the value of the depreciation of its assets as recorded in the Result Statements (demonstrações do resultado - DRE), consequently, the reduction of profits during the fiscal year. Therefore, in order to nullify the effects of additional depreciation and not have negative impacts in the dividends ascertained during the period, the Company registered the same amount (R$25,805 thousand) in a account denominated “Attributed Costs - Asset Valuation Reseve”, in the Company’s Net Equity. Moreover, due to the association of CPFL Energia’s generation assets with Energia Renováveis S.A – ERSA’s assets, which resulted in the organization of CPFL Renováveis, part of this value, denominated Comprehensive Income in CFPL Energia’s Net Equity, was transferred to “Non-Controlling Shareholders”, and, therefore, the account “Attributed Costs - Asset Valuation Reserve” was impacted in R$20,922 thousand. Also in the case of distribution concessionaries, with the adoption of IFRS, was Concessionaire Financial Asset, which refers to the unconditional right to receive indemnity at the end of the concession for the portion of nondepreciated assets. In order to nullify the accounting of the write-off of these assetsin the Result Statements (demonstrações de resultado - DRE), the same amount (R$602 thousand) was registered in Financial Instruments - Reserve of Equity Valuation. Thus, the value of R$47,329 thousand referred to the realization of Comprehensive Income (Asset Valuation Reserve) was added to the amount of the profits in 2011 to calculate the dividend that must be paid.

The Company’s Management proposes the following allocation to the net profit of the fiscal year ended on December 31, 2011, according to the provisions in Article 27, paragraph 2, items (a), (b) and (c) of the Company’s Bylaws:

  Legal Reserve constitution, in the amount of R$76,520,146.61 (seventy six million, five hundred and twenty thousand, one hundred and forty six Reais and sixty one cents), as provided for in Article 193 of the Brazilian Corporation Law;

  declaration of interim dividend already paid to the shareholders on September 30, 2011, which was attributed to the mandatory minimum dividend for the fiscal year of 2011, to the profit account verified in semiannual balance sheet from June 30th, in the amount of R$747,709,401.90 (seven hundred forty seven million, seven hundred and nine thousand, four hundred and one Reais and ninety cents), equivalent to R$ 0.777023176 per share, pursuant to deliberation at the 180th Board of Directors’ Meeting, of August 10th, 2011; and

•           supplementary dividend declaration, in the amount of R$758,469,504.15 (seven hundred fifty eight million, four hundred sixty nine thousand, five hundred and four Reais and fifteen cents), equivalent to R$0.788205126 per share, according to Article 201 of the Brazilian Corporation Law, already included in the supplementary dividend declaration the amount of R$4,966,817.43 (four million, nine hundred sixty six thousand, eight hundred and seventeen Reais and forty three cents) regarding expired dividends, which were accounted as accrued profits.

According to Article 205, paragraph 3 of Law 6,404/76, the Management proposes that the payment of dividend shall be made on April, 27, 2012.

Pursuant to the Shareholders’ Notice published on March 13, 2012, shareholders holding shares on April 12 will be entitled to receive supplementary dividend, and shares will be negotiated ex-dividend in BM&FBOVESPA and NYSE  as of April 13.

The net profit’s allocation of the fiscal year of 2011 is in accordance with the statutory provisions and Dividends’ Policy, and was formulated in the best interest of CPFL Energia. For this reason, the Company’s Management recommends its approval by the shareholders.

The information indicated related to the net profit’s allocation, pursuant to Annex 9-1-II of CVM Rule No. 481/2009 are detailed in Annex II of the Management’s Proposal - Net Profit’s Allocation of the Fiscal Year of 2011.

c. Appoint the members and alternate members of the Board of Directors

Section II of the Company’s Bylaws, in Articles 15 to 17, refer to the composition and functioning of the Board of Directors.

The Board of Directors shall be composed of, at least, 07 (seven) and, at the most, 09 (nine) members, all with unified term of office of 01 (one) year, from which, at least, 20% (twenty per cent) shall be Independent Members.

Considering that the company is listed in the “Novo Mercado” segment of BM&FBOVESPA, in the event that 07 (seven) members are appointed for the Board of Directors, at least 1 (one) member must be qualified as an Independent Director, as defined in the New Market Listing Regulation included in paragraph 3 of Article 15 of the Company’s Bylaws.

In the event the minority shareholders appoint a member for the Board of Directors and this member meets the requirements of an Independent Member, the shareholders pertaining to the control block shall not indicate a candidate.

The Company disclosed to the Shareholders’ Meeting the information provided in items 12.6 and 12.10 of the Reference Form (Annex 24 of CVM Rule No. 480/2009), pursuant to Article 10 of CVM Rule No. 481/2009, as well as the statement of each member appointed by the controlling shareholders that he/she is not involved in any of the crimes, as provided in the Brazilian law, that may prevent him to carry out commercial activity (CVM Rule No. 367/2002).

In order to take office in the respective positions, each of the members of the Board of Directors shall execute an Instrument of Investiture, the Statement provided for in CVM Rule No. 367/2002, the Instrument of Adhesion to the Policy of Material Facts and Acts, the Instrument of Adhesion to the Policy of Securities Negotiation, the Instrument of Consent to the BM&FBOVESPA New Market Listing Regulation, for which they undertake to comply with the rules provided therein, and the Instrument of Commitment with the Ethics and Business Conduct Code of CPFL Energia.

The members appointed by the Shareholders of the control block – VBC Energia S.A. (“VBC”), BB Carteira Livre I Fundo de Investimento em Ações “BB CL I”), Bonaire Participações S.A. (“BONAIRE”) and Energia São Paulo Fundo de Investimento em Participações (“Energia SP FIP”) – shall execute the Instrument of Adhesion to the Provisions of the Company’s Shareholders’ Agreement.

The appointment of the members of the Board of Directors may be carried out through one of the following voting systems:

(i) block voting process, through which the Company’s Shareholders will register a slate at the Shareholders’ Meeting board, appointing the name and qualification of the candidates; or

(ii) multiple voting process, through which the candidates are appointed and elected individually, and their respective name are registered before the Shareholders’ Meeting board. The voting shall take place by attribution, to each share, of as many votes as the number of members of the Board of Directors to be appointed, and the shareholder may cumulate the votes in only one candidate or distribute them among several candidates.

The adoption of the multiple voting process may be requested, in writing, by shareholders of the Company which represent at least, 5% (five per cent) of the Company’s corporate capital, provided that they make such request no later than 48 (forty eight) hours prior to the Shareholders’ Meeting.

The controlling shareholders propose to the Shareholders’ Meeting the appointment of the following candidates to compose the Board of Directors:

	Members	Alternate Members

VBC	Murilo Cesar Lemos dos Santos Passos	Fernando Augusto Camargo de Arruda Botelho
	Francisco Caprino Neto	Marcelo Pires Oliveira Dias
	Claudio Borin Guedes Palaia	Rodrigo Cardoso Barbosa

BB CL I	Ivan de Souza Monteiro	Teresa Pinto Coelho Gomes
	Renê Sanda	Rivail Trevisan

Bonaire/ Energia SP FIP	Helena Kerr do Amaral	Martins Roberto Glogowsky

Ana Dolores Moura Carneiro de Novaes (Independent Member)

The information regarding the appointment of the members of the Board of Directors listed in Article 10 of CVM Rule No. 481/2009 may be found in Annex III of the Management’s Proposal - Information regarding Candidates to Members of the Board of Directors and Fiscal Council.

d. Appoint the members and alternate members of the Fiscal Council

CPFL Energia’s Fiscal Council is permanent and has as main attributions the supervision of Management’s actions, examine and opine on the Financial Statements and report its conclusions to the Company’s shareholders, pursuant to Law No. 6,404/76 and Article 26 and paragraphs of the Company’s Bylaws.

The Fiscal Council will be composed by 03 (three) to 05 (five) effective members and same number of alternates, with term of office of one year.

The controlling shareholders propose to the Shareholders’ Meeting the appointment of the following candidates to compose the Fiscal Council:

	Members	Alternate Members

VBC	Daniela Corci Cardoso	Fernando Luiz Aguiar Filho
	Adalgiso Fragoso de Faria	Marcelo Andrade

BB CL I	José Reinaldo Magalhães	Hamilton Omar Biscalquini
	Wilton de Medeiros Daher	Maria da Gloria Pellicano

Bonaire/ Energia SP FIP	Carlos Alberto Cardoso Moreira	Tarcísio Luiz Silva Fontenele

The members of the Fiscal Council appointed by the Shareholders’ Meeting shall execute, in addition to the Instrument of Investiture, the following instruments: Instrument of Consent, by means of which they state their total and unrestricted consent with the Market Arbitration Chamber, in the form provided for in the New Market Listing Regulation of BM&FBOVESPA, Instrument of Adhesion to the Policy of Material Facts and Acts, Instrument of Adhesion to the Securities Negotiation Policy and the Statement provided for in Annex 24, item 12.8, “b” of CVM Rule No. 480/2009 and the Ethics and Business Conduct Code of CPFL Energia.

It is important to inform that, in accordance with the exception to foreign companies listed in SEC, which is the regulatory body of issuance of securities  in the United States, the Company’s Fiscal Council carries out duties of the Audit Committee for the purposes of complying with the rules of Sarbannes-Oxley Act (“SOX”) and requirements of the Exchange Act Rule 10A-3(c)(3) which do not conflict with Brazilian laws.

At least one member of the Fiscal Council shall meet the definition of financial expert, as provided for in SOX.

The information related to the appointment of the members of the Company’s Fiscal Council are available in Annex III of the Management’s Proposal - Information regarding Candidates to Members of the Board of Directors and Fiscal Council. in accordance with the provisions of Article 10 of CVM Rule 481/2009.

e. Establish the compensation of the Company’s Management

The Shareholders’ Meeting shall establish the global compensation of the members of the Board of Directors and Board of Officers for the period from May 2012 until April 2013, pursuant to Article 9, item (f) of CPFL Energia’s Bylaws and items 6.5 and 8.4 of the Company’s Governance Guidelines.

The Management proposal, previously examined by the Human Resources Management Committee, is of a global amount of up to R$15,728,268.49 (fifteen million, seven hundred twenty eight thousand, two hundred sixty eight reais and forty nine cents), including in this amount all the benefits and expenses. The compensation proposed to be decided at the Shareholders’ Meeting is an estimate which takes into account the maximum amount that may be paid to the Board of Directors and Board of Officers.

The members of the Board of Directors receive a monthly fixed compensation, regardless of the number of meetings they take part of during each month and do not receive additional compensation for their participation in advisory Committees or Commissions of the Board of Directors.

Only the effective members of the Board of Directors are compensated. The alternate members do not receive compensation, except when they replace the effective member to which they are bound.

It is noteworthy that some of CPFL Energia’s Board of Officers also occupy positions in the management of companies controlled by the Company, and receive compensation from such companies. When they hold a position in the Board of Directors of companies controlled by the Company, the Officers waive the receipt of compensations as members of such body.

Pursuant to Article 17, item (a) of the Company’s Bylaws, the Board of Directors is responsible for establishing individual monthly compensation of the Board of Officers, in accordance to the global limit set forth by the Shareholders’ Meeting.

The Company’s Board of Directors is advised by the Human Resources Management Committee, which is responsible for, among other attributions, define the compensation criteria of the Board of Officers. It is worth mentioning that the compensation of the Board of Officers are in line with the market values, considering that it is based on compensation researches made by specialized consulting companies.

The compensation of the Company’s Board of Officers is composed by a fixed part and a variable part, which is defined based on the performance evaluation of the officers in relation with the corporate and individual goals set forth in accordance with the Company’s strategic plan and generating values metrics (GVA).

Information on the composition of the compensation of the Company’s Management  provided in Article 12, CVM Rule No. 481/2009 are available in Annex IV of the Management’s Proposal – Management’s Compensation Proposal

f. Establish the compensation of the Fiscal Council’s members

Pursuant to Article 162, paragraph 3 of Law No. 6.404/76 Law and item 7.4 of CPFL Energia’s Governance Guidelines, the Shareholders’ Meeting will establish the compensation of the members of the Fiscal Council in an amount not lower than 10% (ten per cent) of the compensation that, in average, is attributed to each officer, not computed for this purposes the benefits, representation amounts and profit sharing.

The Management proposes to the Shareholders’ Meeting to approve the global amount of R$ 735,824.49 (seven hundred thirty five thousand, eight hundred twenty four reais and forty nine cents), included expenses, for payment of compensation to the members of the Fiscal Council, for the period from May 2012 until April 2013.

Only effective members of the Fiscal Council are compensated, being applied to the alternate members the same rule of the Board of Directors, meaning that the alternate members are not compensated, except when they replace the effective member to which they are bound.

Information on the composition of the compensation of the Company’s Fiscal Council provided for in Article 12 of CVM Rule No. 481/2009 are available in Annex IV of the Management’s Proposal – Management’s Compensation Proposal.

6.2   Matters for deliberation at the Extraordinary Shareholders’ Meeting

Ratify, pursuant to Article 256 of Law No. 6,404/76, (i) the acquisition of all quotas representing 100% (one hundred percent) of the voting and total capital of Jantus SL, as per the terms of the agreement for sale and purchase denominated Agreement for the Sale and Purchase of Jantus SL, executed on April 7th, 2011, by the controlled company CPFL Comercialização Brasil S.A., and later assigned to the controlled company CPFL Energias Renováveis S.A on September 21st, 2011; and (ii) (1) the hiring of the specialized company Apsis Consultoria Empresarial Ltda. to prepare, as per the provisions of Article 256, item II of Law No. 6,404/76, Jantus SL’s appraisal report, and; (2) the appraisal report of Jantus SL, prepared by the same specialized company Apsis Consultoria Empresarial Ltda., based on Jantus SL’s equity on November 30th, 2011 in order to determine the amounts set forth in Article 256, Item II of Law No. 6,404/76, and that, based on the appraisal report the ratification of the above mentioned acquisition will not entail withdrawal rights to the Company’s shareholders that might be dissident in the deliberation, pursuant to Article 256, paragraph 2 of Law No. 6,404/76.

On April, 7, 2011, CPFL Comercialização Brasil S.A. (“CPFL Brasil”), a company controlled by the Company, executed a Purchase and Sale Agreement of Jantus SL (the “Contract”) for the acquisition of all quotas representing 100% (one hundred percent) of Jantus SL’s corporate capital. On September 21st, 2011, due to the conclusion of the unification process of renewable assets from CPFL group in CPFL Energias Renováveis S.A. (“CPFL Renováveis”), the Contract was assigned by CPFL Brasil to CPFL Renovaveis, resulting in CPFL Renováveis holding the rights and obligations previously undertaken by CPFL Brasil under Contract.

Jantus SL’s acquisition was concluded on December 19, 2011 and CPFL Renováveis now holds, indirectly, the total capital of SIIF Brasil and SIIF Desenvolvimento.

Therefore, CPFL Renováveis reached by the end of the fiscal year of 2011, a portfolio of 1,417 MW capacity in operation and construction and, thus, reassuring its commitment with a sustainable growth, environmental preservation, and generation of clean and renewable energy in Brazil.

Due to the conclusion of Jantus SL acquisition, the Management presents to its shareholders a proposal for the ratification of the referred acquisition, pursuant to Article 256 of Brazilian Corporation Law, considering the following summarized terms and conditions:

  The transaction is characterized as a relevant investment, since the acquisition price of Jantus SL is greater than 10% (ten per cent) of the Company’s net worth amount, pursuant to criteria provided for in Article 256, item I of the Law 6,404/76;

  Even though the acquisition has been concluded directly by CPFL Renováveis, the Company’s Management understands that it is necessary to submit it to ratification by the Company’s Shareholders’ Meeting, since the funds used for the payment of the purchase price to sellers were entirely made available by CPFL Brasil, through a capital increase made by CPFL Brasil in CPFL Renováveis in the amount of R$820,803,350.00 (eight hundred and twenty million eight hundred and three thousand three hundred and fifty reais).

  The independent company Apsis Consultoria Empresarial Ltda. (“Apsis”) was hired to prepare the appraisal of Jantus SL in accordance to its net worth on November 30th, 2011, in order to verify any withdrawal rights to the Company’s shareholders that might be dissident in the deliberation for the ratification;

  Based on the appraisal of Jantus’s net worth according to its market value, prepared by Apsis, the acquisition price paid by CPFL Renováveis to Jantus SL shareholders, did not exceed one time and a half the greater value reached, according to the application of the methodologies set forth in Article 256, item II of Brazilian Corporation Law. not entailing, therefore, withdrawal rights to the Company’s shareholders.

The clarifications necessary for deliberation on the ratification of the acquisition of Jantus SL and the hiring of Apsis, as well as the approval of the appraisal report of the net worth at market value are available in item 3 of the document Management’s Proposal – Matters to be deliberated at the Extraordinary Shareholders’ Meeting and in the Appraisal Report SP 0024/12-01.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 27, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.